Andrew L. Asher
Senior Vice President & Chief Financial Officer

January 13, 2015

VIA EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	WellCare Health Plans, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed November 5, 2014
File No. 001-32209

Dear Mr. Rosenberg:

We are in receipt of the Staff’s comment letter dated December 30, 2014 with respect to WellCare Health Plans, Inc.’s (the “Company,” “we,” “us,” or “our”) Form 10-K for the fiscal year ended December 31, 2013 filed on February 14, 2014 (the “Form 10-K”) and its Form 10-Q for the quarterly period ended September 30, 2014 filed on November 5, 2014 (the “Form 10-Q”) File No. 001-32209. For ease of reference, we have set forth below in bold the Staff’s comments followed by the Company’s responses.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to our filings and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarterly Period Ended September 30, 2014

Notes to Condensed Consolidated Financial Statements
Significant Accounting Policies

Medicare Part D Settlements, page 11

1. Please provide us the amount of gross receipts and payments for the funding from CMS during the nine months ended September 30, 2014 and 2013. Tell us why under ASC 230 it is appropriate to present these amounts net in the statements of cash flows.

Company response: As indicated in our disclosure under ‘Medicare Part D’ Settlements, the amounts reported as financing activity in our condensed consolidated statements of cash flows represent the payment of certain Medicare Part D benefit subsidies on behalf of CMS, net of the monthly prospective payments that we receive from CMS as reimbursement funding for such subsidies. Gross monthly payments for the Medicare Part D benefit subsidies totaled $2.0 billion and $1.0 billion for the nine months ended September 30, 2014 and 2013, respectively, while gross

Office Address: 8725 Henderson Road | Tampa, FL 33634
Mailing Address: P.O. Box 31379 | Tampa, FL 33631
Telephone: 1-813-206-4421 | Fax: 1-813-283-3012 | E-mail: drew.asher@wellcare.com

January 13, 2015

receipts relating to monthly prospective payments received from CMS were $1.6 billion and $1.0 billion, respectively, for the same periods. The Company presented this activity on a net basis based upon our interpretation of the guidance in ASC 230-10-45-8 which indicates that certain items, where there is quick turnover of large amounts, can be reported net because knowledge of the gross receipts and payments related to the item may not be necessary to understand the Company’s financing activities. The guidance also provides for net presentation for certain other items, including cases where the entity is substantively holding or disbursing cash on behalf of its customers. We believe these criteria are met in the Company’s case, since (a) prospective payments from CMS are received monthly as reimbursement for payment of the monthly Medicare Part D benefit subsidies and (b) these payments and receipts are large, exceeding $2 billion and $1 billion, respectively, for the nine months ended September 30, 2014. We do not believe the knowledge of gross receipts and payments related to the Medicare Part D benefit subsidies that we pay on behalf of CMS are either necessary or particularly helpful for the reader of our financial statements to understand our operating, investing and financing activities as the subsidies represent funding from CMS for which the Company assumes no risk. The Company essentially administers and pays the benefit subsidies on behalf of CMS. Therefore, the Company believes the net presentation of this activity is more meaningful to the reader of the financial statements.

Risk-Adjusted Medicare Premiums, page 10

2. Please tell us the amount of risk adjusted premium received as part of the 2012 final settlement recorded in the third quarter of 2013 in excess of your original estimate.

Company response: In the third quarter of 2013, we received approximately $94.4 million as part of the final settlement with CMS for risk adjusted premium for the 2012 plan year, which was approximately $15 million in excess of the $79.4 million that we originally estimated and accrued at December 31, 2012. The additional risk adjusted premiums were mainly related to members in our California MA plan who were new to Medicare in 2012, for which available data did not allow us to estimate more accurate accruals. The Company concluded that the impact of the $15 million settlement difference was not material to our results of operations or the balance sheet for the applicable periods due to the impact of risk-sharing arrangements with primary care providers in our Medicare Advantage plans, in which the amount paid to providers is heavily based on a percentage of premiums. Therefore additional disclosure was not deemed necessary.

Reinsurance, page 13

3. Please provide us your analysis with reference to authoritative literature demonstrating how accounting for reinsurance premiums and medical expense recoveries according to the terms of the underlying reinsurance contracts complies with GAAP.
Company response: The Company acknowledges the Staff’s request for analysis on how its reinsurance accounting in accordance with the terms of the underlying contracts also complies with GAAP.

The Company accounts for its reinsurance arrangements in accordance with the reinsurance contracts subsections of ASC 944, Financial Services-Insurance. The Company enters into excess of loss arrangements to reduce the risk associated with large losses or catastrophic events. We account for these arrangements as reinsurance since the contracts meet the ‘risk transfer’ test required by ASC 944-20-15-4 by providing us with indemnification against loss or liability for claims in excess of certain amounts. The contracts have fixed terms, with no adjustable contract features (e.g. experience refunds, retrospective premium or commission adjustments, coverage adjustments, or any other type of adjustable feature).

January 13, 2015

Our excess of loss arrangements are prospective, short-duration reinsurance contracts under ASC 944-20. In accordance with the guidance for such contracts, ceded premiums are recorded as a debit to the income statement (reduction in premium revenue), in proportion to the amount of insurance provided over the one year contract period, and recoveries are accounted for as credits to the income statement (reduction in medical benefits expense). The amounts of ceded premiums recognized under reinsurance contracts amounted to $6.9 million and $4.8 million for the nine months ended September 30, 2014 and 2013, respectively, while reinsurance recoveries recognized were $2.3 million and $0.8 million, respectively, for the same periods. Reinsurance recoverable is estimated in a manner consistent with the claim liabilities associated with the reinsurance contract and is reported as an asset.

In order to provide a more complete description of our reinsurance accounting and to clarify how it complies with GAAP, the Company will provide disclosure similar to the following (additions or revisions are underlined) in its future annual reports, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2014:

Reinsurance

We enter into excess of loss reinsurance arrangements to reduce the risk associated with large losses or catastrophic events. We are contingently liable in the event the reinsurance companies do not meet their contractual obligations. We evaluate the financial condition of the reinsurance companies on a regular basis and only contract with well-known, well-established reinsurance companies that have strong financial ratings. We evaluate the terms of the arrangements to determine whether risk transfer and other criteria are met to qualify as reinsurance contracts for GAAP accounting purposes in accordance with ASC 944, Financial Services-Insurance. Premiums paid, or ceded, to the reinsurer, are recorded as a reduction to premium revenue, and expected reimbursements for losses, or recoveries, are recorded as a reduction to medical benefits expense. Amounts recoverable from the reinsurer are estimated in a manner consistent with the claim liability associated with the reinsured policies.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources
Regulatory Capital and Dividend Restrictions, page 50

4. Refer to the last two paragraphs of this section regarding dividend restrictions by your subsidiaries and the cross reference to Note 16 of your 2013 Form 10-K. Please provide us disclosure to be included in future periodic reports of the restricted net assets for your subsidiaries as of the balance sheet date or otherwise provide disclosure that complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X such as disclosing the amount available from these subsidiaries. In this regard, you indicate that dividends received from your regulated subsidiaries are a source of liquidity as discussed on page 46 under “Parent and non-regulated subsidiaries.”

Company response: The Company acknowledges the Staff’s request for additional disclosure regarding the restricted net assets for our HMO and insurance subsidiaries as of the balance sheet date and disclosing the amount available from these subsidiaries, and will provide similar disclosure to the following within MD&A (additions or revisions are underlined) in its future annual and periodic reports, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2014:

To be included in future annual reports, beginning with the annual report on Form 10-K for the year ended December 31, 2014:

January 13, 2015

Regulatory Capital and Dividend Restrictions

Each of our HMO and insurance subsidiaries must maintain a minimum amount of statutory capital determined by statute or regulation. The minimum statutory capital requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized health care costs, a percentage of certain liabilities, a statutory minimum, risk-based capital ("RBC") requirements or other financial ratios. The RBC requirements are based on guidelines established by the NAIC, and have been adopted by most states. The statutory framework for our regulated subsidiaries' minimum capital requirements could change over time. For instance, RBC requirements may be adopted by more of the states in which we operate. In addition, regulators could require our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators determine that maintaining such additional statutory net worth is in the best interest of our members and other constituencies. Failure to maintain these requirements would trigger regulatory action by the state. Such statues, regulations and capital requirements also restrict the timing, payment, and amount of dividends and other distributions that may be paid to us as the sole stockholder. To the extent our HMO and insurance subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to us. Based upon current statutes and regulations, the minimum capital and surplus requirement, or net assets, for these subsidiaries that may not be transferable to us in the form of loans, advances, or cash dividends was approximately $xx million at December 31, 2014, and $489.0 million at December 31, 2013. The combined statutory capital and surplus of our HMO and insurance subsidiaries was $xx billion and $1.1 billion at December 31, 2014 and 2013, respectively, which was in compliance with the minimum capital requirements as of those dates.

Our regulated subsidiaries are also subject to restrictions on their ability to make dividend payments. Dividend restrictions vary by state, but the maximum amount of dividends which can be paid without prior approval from the applicable state is subject to restrictions relating to statutory capital, surplus and net income for the previous year. Some states require prior approval of all dividends, regardless of amount. States may disapprove any dividend that, together with other dividends paid by a subsidiary in the prior 12 months, exceeds the regulatory maximum as computed for the subsidiary based on its statutory surplus and net income. We received $xx million, $147.0 million and $192.0 million in dividends from our regulated subsidiaries during the years ended December 31, 2014, 2013 and 2012, respectively. The 2014 amount included $xx million not requiring prior regulatory approval, and $xx million paid after obtaining prior regulatory approval. Under applicable regulatory requirements at December 31, 2014, the amount of dividends that may be paid through the end of 2015 by our HMO and insurance subsidiaries without prior approval by regulatory authorities is approximately $xx million in the aggregate.

To be included in future periodic reports, beginning with the Form 10-Q for the quarterly period ended March 31, 2015:

Regulatory Capital and Dividend Restrictions

Each of our HMO and insurance subsidiaries must maintain a minimum amount of statutory capital determined by statute or regulation. Such statues, regulations and capital requirements also restrict the timing, payment, and amount of dividends and other distributions that may be paid to us as the sole stockholder. To the extent our HMO and insurance subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to us. Based upon current statutes and regulations, the minimum capital and surplus requirement, or net assets, for these subsidiaries that may not be transferable to us in the form of loans, advances, or cash dividends was approximately $xx million at December 31, 2014. At March 31,

January 13, 2015

2015, our HMO and insurance subsidiaries were in compliance with these minimum capital requirements, which have not changed materially from year-end.

Under applicable regulatory requirements at December 31, 2014, the amount of dividends that may be paid through the end of 2015 by our HMO and insurance subsidiaries without prior approval by regulatory authorities is approximately $xx million in the aggregate. We received $xx million in dividends from our regulated subsidiaries during the three month period ended March 31, 2015, including $xx million not requiring prior regulatory approval, and $xx million paid after obtaining prior regulatory approval.

If you have any questions, or if you require additional information, please contact me at (813) 206-4421. PDF transmissions may be sent to me at Drew.Asher@wellcare.com.

Sincerely,

/s/ Andrew L. Asher
Andrew L. Asher
Senior Vice President and Chief Financial Officer
WellCare Health Plans, Inc.